Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103

(215) 988-2700 (Phone)

(215) 988-2757 (Facsimile)

www.drinkerbiddle.com

April 7, 2017

VIA EDGAR TRANSMISSION

Allison White

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:  Hatteras Core Alternatives Fund, L.P. (Registration Nos. 811-21685, 333-199042)

(the “Fund” or the “Registrant”)

Dear Ms. White:

Set forth below are our responses to your comments on the Registrant’s Preliminary Proxy Materials (the “Proxy Statement”) filed on March 17, 2017 in connection with a special meeting of members of the Fund being held to obtain voting instructions regarding the Master Fund Proposal to approve the investment sub-advisory agreement among Portfolio Advisors, LLC, Hatteras Funds, LP and the Master Fund.   Capitalized terms not otherwise defined herein have the meaning set forth in the Proxy Statement.

1.                                      In the Questions & Answers section, under Why am I receiving this Proxy Statement?, the Registrant describes how the Fund will vote its Master Fund interest for or against the Master Fund Proposal proportionately to the instructions to vote for or against such matter received from its partners.  Please disclose that, as a result, a small number of parties may determine the outcome of the vote.

The Registrant has added the requested disclosure, as shown below:

The Fund will vote its Master Fund interest for or against the Master Fund Proposal proportionately to the instructions to vote for or against such matter received from its partners. To the extent that the Fund does not receive voting instructions from its partners, the portion of the Fund’s Master Fund interest allocable to such partners will be voted in the same proportions as the portion with respect to which it has received voting instructions. As a result, a small number of partners may determine the outcome of the vote on the Master Fund Proposal.

2.                                      In the Questions & Answers section, under What will happen if the Fund’s partners do not approve the Proposal?, please clarify the first sentence of the response.

The Registrant has revised the disclosure, as shown below:

Effectiveness of the Proposal is conditioned on the approval of the Master Fund Proposal by the Master Fund’s partners (which include the Fund and three other funds that operate as feeder funds to the Master Fund) based upon voting instructions received from the Fund’s, and other feeder funds’, partners.

3.                                      In the Questions & Answers section, under What will happen if the Fund’s partners do not approve the Proposal?, please discuss what alternatives the Board may consider if the Proposal does not become effective.

The Board has not yet determined what alternatives it would consider appropriate in such circumstances and therefore the Registrant respectfully declines the comment.

4.                                      Please add the disclosure required by Item 6(a) of Schedule 14A of the Securities Exchange Act of 1934, as amended (“Schedule 14A”).

The requested disclosure, as shown below, has been added to the sixth paragraph of the first page of the Proxy Statement.

As of the record date, April 4, 2017 (the “Record Date”), there were 845,970.887 Units outstanding and entitled to be voted at the Meeting.

5.                                      In the Proxy Statement, please edit any discussion of alternatives the Board may consider if the Proposal does not become effective consistent with comment 3 above.

Please see Registrant’s response to comment 3.

6.                                      In the Proxy Statement section MCCM and the Current Sub-Advisory Agreement, please provide additional disclosure regarding the Master Fund Board’s reasons for terminating the Current Sub-Advisory Agreement.

The Registrant believes the disclosure is adequate and respectfully declines this comment.

7.                                      To the extent applicable, please provide the disclosure required under Item 22(c)(10) of Schedule 14A with respect to other funds advised by Portfolio Advisors with investment objectives similar to the Fund’s.

To the Registrant’s knowledge, Portfolio Advisors does not advise any funds with investment objectives comparable to the Fund’s.

8.                                      In the Management Fees discussion in the Portfolio Advisors and the Sub-Advisory Agreement section, please describe the fee structure under the Current Sub-Advisory, Interim Sub-Advisory, and Sub-Advisory Agreements in a side-by-side chart.

The Registrant has added the disclosure shown below to the Management Fees discussion:

The table below shows the percentages of the Management Fees and performance allocations received by Hatteras that Hatteras pays or will pay to the relevant sub-adviser under the Current Sub-Advisory Agreement, Interim Sub-Advisory Agreement, and Sub-Advisory Agreement.

Current Sub-Advisory Agreement	30% on the first billion of AUM	40% on the second billion of AUM	50% on AUM over two billion
Interim Sub-Advisory Agreement	15% on the first $550 million of AUM	30% on AUM over $550 million
Sub-Advisory Agreement	15% on first $550 million of AUM	50% on AUM over $550 million

9.                                      In the first paragraph of the “Fall-Out” Benefits discussion in the Master Fund Board Approval and Recommendation of the Agreements section, please clarify that “access to the registered fund market” means access to investors in the registered fund market.

The Registrant has modified the first paragraph of the “Fall-Out” Benefits discussion as shown below:

The Master Fund Board considered the direct and indirect benefits that could be derived by Portfolio Advisors from its association with the Funds.  The Master Fund Board concluded that the benefits Portfolio Advisors may receive, such as access to investors in the registered fund market, appear to be reasonable, and may benefit the Funds.

10.                               In the second paragraph of the “Fall-Out” Benefits discussion in the Master Fund Board Approval and Recommendation of the Agreements section, Registrant notes that Hatteras would be retaining Albourne to provide additional research services. If this is a new fund fee resulting from the hiring of Portfolio Advisors, please describe these fees.

Albourne is a research service company used by Hatteras. Hatteras’ use of research services provided by Albourne is not directly related to the hiring of Portfolio Advisors. Fees paid to Albourne are not a new type of fund fee resulting from the hiring of Portfolio Advisors. Pursuant to the Fund’s limited partnership agreement and prospectus, the costs of research services used by Hatteras may be borne by the Fund. However, the Registrant will add disclosure regarding the costs of those services.

The Registrant has revised the second paragraph of the “Fall-Out Benefits” discussion as shown below:

The Master Fund Board also considered increased fees accruing to Hatteras as a result of the changed structure.  Management represented that the increased revenue would not have a material impact on Hatteras’ profitability. It was noted that Hatteras was retaining research services from Albourne America LLC at a cost of $240,000 annually, and that, pursuant to the terms of the Master Fund’s limited partnership agreement and the Fund’s prospectus, intended to charge those costs to the Master Fund.

11.                               Please advise when the Current Sub-Advisory Agreement was terminated and when the Interim Sub-Advisory Agreement will go into effect. If the Interim Sub-Advisory Agreement was in effect prior to March 16, 2017, please explain how this comports with Rule 15a-4 under the 1940 Act.

Consistent with the notice and termination provisions under the Current Sub-Advisory Agreement, the Current Sub-Advisory Agreement will terminate on April 28, 2017, and the Interim Sub-Advisory Agreement will go into effect on that date.

12.                               Please amend the following sentence for clarification: “The Master Fund Board considered that while the amended fee schedule would potentially increase the amount of sub-advisory fees payable to Portfolio Advisors by Hatteras under the Interim Sub-Advisory Agreement approved at the February 27, 2017 Master Fund Board Meeting, the fees payable pursuant to the amended fee schedule under the Interim Sub-Advisory Agreement would not exceed the compensation payable to MCCM under the Current Sub-Advisory Agreement.”

The Registrant believes this sentence is factually correct and clear and respectfully declines to amend.

*                                         *                                         *                                         *                                         *

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-2959.

Very truly yours,

/s/ Joshua B. Deringer
Joshua B. Deringer

cc:	Andrew P. Chica, Hatteras Funds, LP
R. Lance Baker, Hatteras Fund, LP